UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 11, 2011

Commission File Number: 001-34423

CDC Software Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

On February 10, 2011, Ross Systems, Inc. (“Ross”), a subsidiary of CDC Software Corporation, initiated a lawsuit against Sunshine Mills, Inc.

The complaint alleges copyright infringement and misappropriation of trade secrets based on Sunshine Mills’ continued use of Ross’ proprietary software without a valid agreement permitting such use.

The complaint seeks recovery of general, special, actual and statutory damages as well as attorneys’ fees, recovery of the profits obtained from Sunshine Mills’ use of Ross’ software and such other and additional relief as the court may find just and proper. Ross is also seeking a declaratory judgment and preliminary and permanent injunctive relief.

Exhibit	Description
99.1	Press release dated February 1, 2011 CDC Software Expects Fourth Quarter 2010 Application Sales Growth of Approximately 22 Percent and 31 Percent Increase in Total Contract Backlog Over Q4 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: February 11, 2011	By:	/s/ Donald L. Novajosky
	Name: Title:	Donald L. Novajosky General Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated February 1, 2011 CDC Software Expects Fourth Quarter 2010 Application Sales Growth of Approximately 22 Percent and 31 Percent Increase in Total Contract Backlog Over Q4 2009